UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                       SAZTEC INTERNATIONAL, INCORPORATED
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   805842 10 1
                                 (CUSIP Number)

                               Mr. Manish H. Modi
                         Datamatics Technologies Limited
                           United 117-120, SDF4, SEEPZ
                      Andheri (East), Mumbai 400096, INDIA
                          telephone no. +91-22-829-1695
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 805842 10 1                 13D                      Page 2 of 4 Pages
---------------------                                          -----------------

------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        DATAMATICS TECHNOLOGIES LIMITED ("DATAMATICS")
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        MUMBAI, INDIA
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 5,183,599*
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 4,149,418
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 NIL
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,183,599*
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES

        NOT APPLICABLE
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        65.86%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
------- ---------------------------------------------------------------

* Includes 1,034,181 shares owned by Maida Vale Limited which are subject to a voting agreement. Datamatics disclaims beneficial ownership of such shares.

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP No. 805842 10 1                 13D                      Page 3 of 4 Pages
---------------------                                          -----------------

ITEM 1.  SECURITY AND ISSUER

The principal executive offices of Saztec International, Inc. (the "Company") are located at 900 Middlesex Turnpike, Building 5, Billerica, MA 01821.

ITEM 2.  IDENTITY AND BACKGROUND

ITEM 2 is not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 11, 2001 the Company sold 310,000 shares of the Company's common stock to Datamatics Technologies Limited ("Datamatics") for a purchase price of $93,000 ($0.30 per share). The source of purchase price was Datamatics' working capital.

ITEM 4.  PURPOSE OF TRANSACTION

Datamatics' purchase was intended to provide working capital to the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As a result of the above transaction, and the transactions described in the
Schedule 13D filed October 19, 2000, Datamatics beneficially owns 5,183,599 (65.86%) of the Company's voting securities in accordance with Rule 13d-3(d)(1) as of April 24, 2001. This includes 2,528,174 shares which are owned by Datamatics, 1,621,244 shares which Datamatics has the right to acquire upon conversion of a loan from Datamatics to the Company, and 1,034,181 shares which are owned by Maida Vale Limited but which are subject to a voting agreement between Datamatics and Maida Vale. All of the shares owned or which may be acquired by Datamatics are also subject to the voting agreement. Additional information about the voting agreement is contained in the Schedule 13D filed by Datamatics on October 19, 2000.

As a result of the foregoing, Datamatics has shared voting power with respect to 5,183,599 shares of the Company's common stock. It has sole power of disposition with respect to the 4,149,418 shares of common stock which are owned or may be acquired by Datamatics.

Dr. Lalit S. Kanodia owns 96.96% of the outstanding securities of Datamatics. Accordingly, he may be deemed to have beneficial ownership of the 5,183,599 shares of the Company's common stock which are beneficially owned by Datamatics.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is not amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is not amended.

                                    SIGNATURE

After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATAMATICS TECHNOLOGIES LIMITED

By: /s/ MANISH H. MODI
   -----------------------------------
    Manish H. Modi
    President, CEO